Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30

	2005	2004
	(In Millions)
Earnings:

Loss before income taxes	$(2,500)	$(706)
Fixed charges, from below	362	317
Undistributed losses of affiliates	4	(2)
Interest capitalized	(5)	1

Loss	$ (2,139)	$(390)

Fixed charges:

Interest expense	$ 220	$ 237
Portion of rental expense representative
of the interest factor	142	80

Fixed charges	$ 362	$ 317

Ratio of earnings to fixed charges	(a)	(a)

___________

  Earnings were inadequate to cover fixed charges by $2.5 billion in 2005 and $707 million in 2004.